SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X]  Preliminary Proxy Statement                 [ ]  Confidential, For Use of the Commission
                                                      Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Under Rule 14a-12

                                 INTERIORS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                             The Broderick Committee
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)  Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------
(2)  Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------
(4)  Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------
(5)  Total fee paid:

--------------------------------------------------------------------------------
[ ]  Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------
[ ] Check box if any part of the fee is offset as provided in Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
--------------------------------------------------------------------------------
     (1) Amount previously paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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

                                *   *   *   *   *

                                   ATTENTION:
                      THIS PACKAGE CONTAINS PROXY MATERIALS
                            THAT ARE IN OPPOSITION TO
                    THE BOARD OF DIRECTORS OF INTERIORS, INC.

                                *   *   *   *   *

                                December __, 2000

Dear Fellow Stockholder:

         You should have recently received proxy materials from the Board of Directors of Interiors, Inc. that relate to its Annual Meeting of Stockholders to be held on December 15, 2000. At that meeting, you will be asked to re-elect the current members of the Company's Board of Directors.

         We strongly believe, however, that three of these individuals - Max Munn, Roger Lourie and Richard Josephberg - have failed in three of the past five years to operate the Company profitably and cannot be counted on to operate the Company profitably in the future. As a result, we oppose the re-election of these individuals and are presenting to you three directors who are committed to addressing the problems at Interiors. We do not oppose the re-election of James
G. Bloise, who is the fourth Board of Directors nominee.

         We explain our beliefs in detail in the proxy statement that accompanies this letter, and we request that you give our materials careful consideration as you make your decision in electing individuals to the Company's Board of Directors this year. We appreciate your support and ask that you return the enclosed gold proxy card in the enclosed postage-paid envelope today. Even if you have already voted, you can change your vote by returning this proxy card
- the last proxy card that you sign and return is the one that will be counted.

         TIME IS SHORT. PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.

         If you have any questions or need assistance in voting your shares, please call Corporate Investor Communications, Inc. at a special toll free number (866) 875 - 6642.

         Thank you for your consideration.
                                                     The Broderick Committee

                                                     Jerry L. Bashore
                                                     Charles R. Broderick, III
                                                     William F. Carroll
                                                     Carl F. McWilliams

                                 PROXY STATEMENT
                                IN OPPOSITION TO
                             THE BOARD OF DIRECTORS
                               OF INTERIORS, INC.

                                *   *   *   *   *

                         Annual Meeting of Stockholders

                                December 15, 2000

                                *   *   *   *   *


                                  INTRODUCTION

         This Proxy Statement is furnished to the holders of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), and Class B Common Stock, par value $.001 per share ("Class B Common Stock"), of Interiors, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by a voting group known as the "Broderick Committee" that the following four stockholders have formed:

                                Jerry L. Bashore
                            Charles R. Broderick, III
                               William F. Carroll
                               Carl F. McWilliams

         This Proxy Statement is being furnished in opposition to the solicitation of proxies by the Board of Directors of the Company in connection with the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Friday, December 15, 2000 at 10:00 a.m., or any adjournments or postponements thereof.

         It is expected that this Proxy Statement and the enclosed proxy card will be mailed on or about December __, 2000 to all stockholders entitled to vote at the Annual Meeting.

         We control 2,803,940 shares of Class A Common Stock, which represent 5.44% of the total shares of Class A Common Stock outstanding and entitled to vote at the Annual Meeting. We are some of the former stockholders of Model Home Interiors, Inc. ("MHI"), an interior merchandising company that was acquired by the Company in February 1999 and is currently a wholly-owned subsidiary of the Company.


         At the Annual Meeting, the Company is asking stockholders to elect four directors to the Board of Directors for the upcoming year. We believe that three of these individuals - Max Munn, Roger Lourie and Richard Josephberg - have failed in three of the past five years to operate the Company profitably and cannot be counted on to operate the Company profitably in the future. We explain our reasons supporting a change in the Board of Directors of the Company in more detail below. See "Reasons Supporting a Change in the Board of Directors of the Company" on page 5 of this Proxy Statement.


         As a result, we oppose the election of three of the individuals nominated by the Board of Directors - Max Munn, Roger Lourie and Richard Josephberg - and are presenting to the stockholders three individuals for election. These individuals are Carl F. McWilliams, Charles M. Egan and Kinsey
C. Craichy. Additional information on these individuals can be found on pages 11 and 12 of this Proxy Statement. WE RECOMMEND THAT THE COMPANY'S STOCKHOLDERS VOTE "FOR" THE NOMINEES SET FORTH ABOVE. We do not oppose the re-election of James G. Bloise, who is the fourth Board of Directors nominee.

         At the Annual Meeting, the Company is presenting two additional matters to its stockholders. First, the Company is asking stockholders to ratify the appointment of Arthur Andersen LLP as independent auditors for the Company for the fiscal year ending June 30, 2001. WE ARE MAKING NO RECOMMENDATION WITH RESPECT TO THE APPOINTMENT OF INDEPENDENT AUDITORS.

         Second, the Company is asking stockholders to approve a one-for-ten reverse stock split of Class A Common Stock and Class B Common Stock. The Company's proxy materials present a detailed discussion of a reverse stock split, including its advantages and disadvantages. We believe that the reverse stock split, as the Company pointed out, may have an anti-takeover effect. For example, the Company could issue additional shares, from the increased available amount of authorized and unissued shares following the reverse stock split, to management or other individuals who would side with the Board of Directors on any matter that presented a threat to current management. New share issuances would also be potentially dilutive to stockholders. AS A RESULT, WE OPPOSE THE TEN-FOR-ONE REVERSE STOCK SPLIT AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS VOTE "AGAINST" THAT MATTER.


                                VOTING PROCEDURES

         According to the proxy materials that the Company's Board of Directors has distributed, the Board of Directors has fixed the close of business on October 27, 2000 as the record date (the "Record Date") for determining stockholders entitled to notice of and to vote at the Annual Meeting. As of that date, 51,508,611 shares of Class A Common Stock were issued and outstanding, and 2,455,000 shares of Class B Common Stock were issued and outstanding.

         Each share of Class A Common Stock issued and outstanding on the Record Date is entitled to one vote, and each share of Class B Common Stock issued and outstanding on the Record Date is entitled to five votes. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have the right to cumulate votes. An affirmative vote of a plurality of the shares of Class A Common Stock and Class B Common Stock, voting as a single class, present in person or represented by proxy at the Annual Meeting and entitled to vote thereon, is required for the election of directors. The shares of Class A Common Stock that we control represent 4.40% of the total voting power at the Annual Meeting with respect to the election of directors.


         As mentioned above, we oppose the election of three of the individuals nominated by the Board of Directors - Max Munn, Roger Lourie and Richard Josephberg - and are presenting to the stockholders three individuals for election - Carl F. McWilliams, Charles M. Egan and Kinsey C. Craichy. In addition, we do not oppose the re-election of James G. Bloise, who is the fourth Board of Directors nominee.


         In order to support our nominees, the Company's stockholders must sign and return the enclosed gold proxy card in the enclosed postage paid envelope as soon as possible. Each returned proxy card should indicate approval for the election of the three nominees that we are presenting. Please note that the Company's Board of Directors is proposing four nominees for the four positions of the Board of Directors for which elections are being held at the Annual Meeting. We, however, are proposing only three nominees. As a result, one position, and any other position that is not filled with one of our nominees, will be filled by a Board of Directors nominee. There can be no assurance that any of the Board of Directors nominees will serve on the Board of Directors if he is elected with our three nominees. To the extent that the Board of Directors nominee consequently resigns from the Board of Directors, our three nominees expect to fill the resulting vacancy with an individual who shares their views with respect to the future of the Company, as expressed in this Proxy Statement. No current arrangement exists with respect to filling such a vacancy.

         A broker who holds shares in "street name" has the authority to vote on certain uncontested items when it has not received instructions from the beneficial owner. A broker, however, will not be permitted to exercise its discretion in connection with either our nominees or the Board of Directors nominees because it is a contested item. Where the broker has not received instructions from the beneficial owner of the shares in a contested matter, the inability of the broker to vote is referred to as a "broker nonvote." These broker nonvotes will not be counted for purposes of determining the existence of a quorum, and also will not be counted as voting for any nominees in an election of directors. In order to avoid these broker nonvotes with respect to our nominees, we request that all beneficial owners return the enclosed proxy card immediately, or contact their brokers immediately and instruct them to execute and return the gold proxy card on their behalf as soon as possible.

         Any person giving a proxy has the right to revoke it before it is exercised. It may be revoked either by filing an instrument of revocation with the Secretary of the Company or by delivering at the Annual Meeting a duly executed proxy bearing a later date. It also may be revoked by attending the Annual Meeting and voting in person. Any stockholder that completes and returns the enclosed gold proxy card prior to the Annual Meeting will have revoked any proxy that he or she has previously completed.

         A stockholder may also abstain or (only with respect to the election of directors) withhold his or her vote (collectively, "Abstentions") with respect to each item submitted for stockholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will not be counted as voting in favor of the relevant item.

                       REASONS SUPPORTING A CHANGE IN THE
                        BOARD OF DIRECTORS OF THE COMPANY

         We strongly believe that, during the past several years, the Board of Directors and Max Munn, the Chairman, President and Chief Executive Officer of the Company, have presided over a serious financial decline of the Company. With the exception of Mr. James G. Bloise, who recently joined the Board of Directors in September 2000, the other three directors of the Company (Messrs. Munn, Josephberg and Lourie) have been in control of the Company for five years or more. The Company has experienced substantial losses in three of the last five years.


         In our judgment, Messrs. Munn, Josephberg and Lourie have not demonstrated any ability to operate the Company profitably on a sustained basis. As described below, the Company under their leadership has experienced net losses, cash flow and working capital deficits, impaired liquidity, loan defaults and the delisting of the common stock from the Nasdaq SmallCap Market. In our opinion, they have been unable to successfully integrate acquisitions, expand product lines or enter new markets. We believe that it is imperative that Messrs. Munn, Josephberg and Lourie step aside to permit the stockholders to elect new leadership for the Company to prevent further erosion of stockholder value. The directors that we have nominated to replace Messrs. Munn, Josephberg and Lourie are committed to reviewing alternatives and implementing policies designed to put the Company on a sound financial footing.


Financial Problems


         In its financial statements filed with the Securities and Exchange Commission ("SEC"), the Company has reported recurring losses and cash flow deficits, negative working capital, impaired liquidity, continuing loan defaults and an audit opinion with a "going concern" qualification. Despite all of these problems, Mr. Munn reported in November 1999 that the Company had "turned a corner."

     Continuing Losses

         Under the leadership of Messrs. Munn, Josephberg and Lourie, the Company has sustained substantial net losses in three of the past five fiscal years. The greatest losses have come during the past two fiscal years during which numerous acquisitions were approved and consummated by the Board of Directors. Of the approximately $29 million in net losses of the Company over the past five years, approximately $26.6 million of those losses have come during the past two years. It is our belief that these past recurring losses indicate a lack of capacity to operate the Company profitably. And the current fiscal year has begun with more losses. Reported results for the first quarter of fiscal year 2001 show a net loss of $831,000.

     Cash Flow Deficits and Liquidity

         The Company also suffers from a severe cash flow deficit. The Company has had negative operating cash flows for each of the last three fiscal years and for the first quarter of the current fiscal year. This requires the Company to borrow substantial sums of cash to fund operations. Borrowing by Messrs. Munn, Josephberg and Lourie to fund operations and implement their aggressive acquisition strategy has resulted in significant financing costs. At September 30, 2000, the Company had a total long term debt obligation of approximately $35.1 million. The debt service on this amount is a severe drain on the Company's cash flow. For the quarter ended September 30, 2000, interest expense increased to approximately $2.4 million. These are funds that would otherwise be available to fund business operations in the ordinary course.

         As of June 30, 2000, more than 61% of the total additional paid-in capital of the Company ($38.7 million of $63.3 million) had been dissipated under the management of Messrs. Munn, Josephberg and Lourie.

     Negative Working Capital and Loan Defaults

         The Company is experiencing severe negative working capital primarily due to the Company's continuing failure to meet certain requirements contained in the Company's loan documents. At September 30, 2000, the Company had a working capital deficit of approximately $22.4 million.

         Although the Company has obtained default waivers on its bank lines of credit and revolving loans and bank term loans, certain secured convertible notes in the amount of approximately $15.3 million remain in default and the acceleration of such notes could result in the acceleration of the bank debt. The default on the secured convertible notes relates to the failure to register with the SEC certain securities by September 30, 2000, the delisting of the Company's securities from the Nasdaq SmallCap Market and the failure to pay approximately $1 million in accrued interest to the noteholders.

         The financial problems of the Company have resulted in a situation where, in our opinion, it is unlikely that the Company will be able to meet its debt service obligations, come into compliance with loan covenants and generate sufficient cash to fund needed working capital. It is our belief that current management has not put forth a workable plan to solve the Company's financial problems or enhance stockholder value and should not be trusted to effect a turnaround over the course of the next twelve months.

     "Going Concern" Opinion

         The culmination of these financial problems has been the Company's receipt of a "going concern" opinion by the Company's auditors. In its audit opinion dated October 13, 2000, Arthur Andersen LLP stated that the Company's recurring net losses, negative operating cash flows and net working capital deficit raised "substantial doubt about the Company's ability to continue as a going concern." Similarly, in the Company's Annual Report on Form 10-K filed with the SEC in October 2000, the Company states that "no assurance can be given
 . . . that the Company will be able to . . . continue operations as a going concern." In our opinion, a new management needs to be elected to cope with the current financial situation.

Transactions with Management and Related Parties


         We believe that Messrs. Munn, Josephberg and Lourie have failed to adequately explain how the following transactions with management and related parties are fair to, and in the best interests of, the Company and its stockholders, especially at a time when the Company has been experiencing the financial difficulties described above.


         o Approximately $15.3 million of the Company's debt carries an extreme interest rate of 29%, while at the same time Laurie Munn, wife of the Chairman, President and Chief Executive Officer of the Company, was permitted to execute a promissory note to the Company for over $2.5 million, a substantial portion of which, according to the Company's definitive proxy statement for the Annual Meeting, is not due until December 8, 2005. This note carries an interest rate of 6.5%, well below the interest rates being paid by the Company on its $35.1 million of debt. To make matters worse, the Company has disclosed in its proxy statement that it is not accruing any interest on Mrs. Munn's obligation.


         o According to the Company's definitive proxy statement for the Annual Meeting, during fiscal year 1999 the Board of Directors approved advances of $458,000 to Max Munn at 6.5% interest. These advances occurred at a time when the Company was experiencing severe cash flow and liquidity problems and paying much higher interest rates on borrowed capital. Although Mr. Munn repaid the principal, the Company forgave the accrued interest on the obligation at the expense of the Company and its stockholders.


         o According to the Company's definitive proxy statement for the Annual Meeting, during fiscal year 2000 the Board of Directors once again made advances to Mr. Munn in the aggregate amount of $283,000 at 6.5% interest. At the time, the Company was paying interest rates on its debt obligations ranging from 8% to 29%. However, the Company has disclosed in its SEC filings that it is not accruing any interest on Mr. Munn's obligation. Even in the face of persistent financial difficulties, Mr. Munn continues to receive advances without payment of interest at the expense of the Company and its stockholders.


         o According to the Company's definitive proxy statement for the Annual Meeting, during the past four years cash payments have been made to Max Munn's father for "consulting services." Because we do not have access to the Company's records, we are uncertain of the true extent of these consulting services. In 1999 and 2000, these payments added up to $135,000. The agreement has been extended to June 30, 2006 in what appears to be, until the Company can explain the value of Mr. Munn's father's services, a further cash drain at the expense of the Company and its stockholders.


         o The Company's charter authorizes the Board of Directors to issue up to 60 million shares of Class A Common Stock and 2.5 million shares of Class B Common Stock. The shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters except as otherwise required by law. However, in terms of voting strength the shares of Class B Common Stock are equivalent to 12.5 million shares of Class A Common Stock because the shares of Class B Common Stock carry five votes per share as opposed to one vote per share on the shares of Class A Common Stock. Of the 2.5 million shares of Class B Common Stock authorized, Messrs. Munn, Josephberg and Lourie have issued to Laurie Munn, Mr. Munn's wife, a total of 2,455,000 shares of Class B Common Stock representing a voting block of 12,275,000 shares in the upcoming election of directors.


         o In the event of a "change of control" of the Company, the Board of Directors has granted a golden parachute to Max Munn that will entitle him to receive five times his annual salary of $375,000. This is a $1.875 million payment that the Company cannot afford. He also will be entitled upon a change of control to receive shares of stock equal to all outstanding options previously granted to him. This is without payment for those shares. Through the last fiscal year, Mr. Munn had been granted options for the purchase of 2.5 million shares of common stock all of which remain outstanding. As a result, Mr. Munn has ensured that the stockholders will suffer additional dilution upon a change of control and that any such event will benefit him personally as well as increase his post change of control voting strength on all corporate matters. If our nominees for director are successful, it may be deemed to be a "change in control" under Max Munn's Employment Agreement dated November 1, 1998. If successful in the election, however, we intend to challenge Mr. Munn's right to receive any cash payments or shares of stock under this arrangement. We can give no assurances that we would be successful in any such challenge.

Prior Business History of Max Munn

         We are concerned about Mr. Munn's ability to profitably run a business. Although we do not profess to have knowledge of Mr. Munn's complete business history, we are aware that Mr. Munn in the past has been involved in more than one business that has experienced financial difficulties, as follows:


         o Mr. Munn has served as Chairman of the Board of Decor Group, Inc. from June 1996 to the present. That company went public in November 1996 and reported in its filings with the SEC a net loss for every year since then until it terminated its reporting obligations in March 2000. As of December 1, 2000, the stock, which had an initial offering price of $10.00 in 1996, was trading at under $0.01 per share, resulting in substantial losses to stockholders.

         o Mr. Munn served as President and Chief Executive Officer of Collectors' Guild International, Inc. from 1980 to 1990. In June 1990, Collectors' Guild International, Inc. filed for bankruptcy and was subsequently liquidated.

         o Mr. Munn served as a director of Photo-to-Art, Inc. until late 1999. Photo-to-Art, Inc. filed for reorganization under Chapter 11 of the Bankruptcy Code in February 2000, but the case was subsequently converted to a Chapter 7 liquidation proceeding in June 2000.

         o Mr. Munn has served as a director of CSL Lighting Manufacturing, Inc. from March 1990 to the present. That company reported in its filings with the SEC a net loss of at least $2.3 million for each year from 1995 to 1998 (it terminated its reporting obligations prior to filing information with the SEC for the 1999 fiscal year following the acquisition by the Company of 51% of CSL Lighting Manufacturing, Inc. in March 1999). As of December 1, 2000, the company's stock price had declined from over $0.50 per share to approximately $0.03 per share in less than two years.


         Based on our knowledge of Mr. Munn's previous business history, we believe that the stockholders of the Company should be concerned about Mr. Munn's ability to correct the Company's financial problems. In our judgment, if a change in the Board of Directors does not occur soon, then based on the experience of the past five years we believe that the Company's financial condition will continue to deteriorate and the stockholders will risk losing all or substantially all of their investment in the Company. The shares of Class A Common Stock have already lost over 90% of their value in the past two years.


Operational Problems


         In addition to our concerns about their past inability to reverse the financial decline of the Company, we believe that Messrs. Munn, Josephberg and Lourie have been unable to successfully implement the business plan of the Company. Although we believe that the Company's business strategy can ultimately be successful, we do not believe that Messrs. Munn, Josephberg and Lourie have demonstrated the ability to achieve success with that strategy. We base our opinion on the poor financial performance of the Company as described above as well as disclosures made by the Company in its Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "Form 10-K"), as follows:


               The Company's strategic objective since 1998 has been to become the premier, national single-source provider of decorative accessories to the home furnishings industry. Key elements of the Company's strategy to accomplish this objective have been to (i) acquire independent manufacturers of decorative accessories; (ii) integrate the operations of its operating divisions and capture economies of scale; (iii) expand the Company's product lines through acquisition and internal growth; and (iv) expand into new markets. Although the Company successfully acquired nine business units since March 1998, it has experienced difficulty in accomplishing the other key elements of its expansion strategy. Accordingly, the Company has incurred significant net losses for the fiscal years ended June 30, 2000 and 1999. Subject to improvement in the Company's financial condition and results of operation in future periods, the Company will seek to continue its acquisition and expansion strategy. (Page 2 of the Form 10-K.) (Emphasis added.)


         In our opinion, the foregoing disclosure describes a situation in which management itself believes that, of the four "key elements" of the Company's strategy, it has only accomplished the first element by acquiring nine business units since March 1998. We agree with the disclosure that the Company has "experienced difficulty in accomplishing the other key elements of its expansion strategy" under the leadership of Messrs. Munn, Josephberg and Lourie and that "[a]ccordingly, the Company has incurred significant net losses" for the past two fiscal years. We view this as an admission by Messrs. Munn, Josephberg and Lourie that they have been unable to accomplish three out of the four key elements of the Company's business plan.


         In the foregoing excerpt from the Form 10-K, Messrs. Munn, Josephberg and Lourie claim to have "successfully" acquired nine business units since March 1998. In describing the integration of operations and capturing of economies of scale as the second key element of the Company's strategy, the Form 10-K provides the following disclosure:


               To support the growth of its business, the Company is attempting to implement a program designed to maximize operating efficiencies by reducing manufacturing costs, increasing inventory turnover and enhancing its management information systems. . . . To date, the Company has had only limited success in being able to integrate its management information systems. This situation has created difficulty for the Company's management and its ability to manage a diverse group of geographically dispersed business units. (Pages 2 and 3 of the Form 10-K.) (Emphasis added.)


         We agree with the statements in the Form 10-K that the Company has "experienced difficulty" and met with "limited success" in implementing the key elements of the Company's business strategy. In our view, it is time for a change in the direction and leadership of the Company.


Delisting of Securities

         On October 11, 2000, the Company's securities were delisted from the Nasdaq SmallCap Market because of the Company's failure to maintain certain asset and bid price requirements. The delisting of the Company's securities was a direct result of the poor financial performance of the Company that has led to a common stock price of $0.15 as of December 1, 2000 and a dwindling amount of net tangible assets. The failure of Messrs. Munn, Josephberg and Lourie to maintain Nasdaq's minimum listing requirements so as to prevent the Nasdaq action delisting the Company's securities has adversely affected the market value and liquidity of the Company's securities. In addition, the Company's securities are subject to the "penny stock" rules which may restrict the ability of broker dealers to sell the securities and may adversely affect the marketability of the Company's securities.

We Believe It's Time for a Change in the Management and Direction of the Company


         Messrs. Munn, Josephberg and Lourie have had control of the policies and direction of the Company for the past five years. Based on the poor financial performance of the Company during those years, it is our opinion that Messrs. Munn, Josephberg and Lourie simply do not have the ability to operate the Company profitably on a sustained basis or to reverse the Company's severe financial decline.


         We believe that our nominees for election as directors represent a fresh start for the Company. In our opinion, the nominee directors have the ability, based on their past management and business experience, to successfully integrate the Company's acquisitions, to achieve economies of scale, to expand products and markets and to implement the strategic mission of the Company. We expect that, upon election to the Board of Directors, our nominees initially will seek to put the Company on a sound financial footing, maximize the earnings potential of existing subsidiaries and regain the confidence of the Company's customers, creditors and investors. However, no assurances can be given that our nominees will be successful in their efforts to increase the profitability of the Company or enhance stockholder value.


         In addition, the nominees expect to evaluate unprofitable businesses to determine whether a sale or other disposition of such businesses would be feasible and in the best interests of the Company and its stockholders. At the present time, neither we nor the nominees have performed any analyses with respect to the sale or other disposition of any such businesses and no decisions or recommendations have been made as to such matters. In the event that such a sale or disposition were to occur, the stockholders of the Company may not be afforded a separate opportunity to vote on any such sale or disposition. No assurances can be given that an opportunity to sell or dispose of an unprofitable business will arise in the future or that any such opportunity will be at a price or on terms favorable to the Company and its stockholders.


         The foregoing is a summary of the present plans and intentions of the nominees with respect to the Company. Upon election, however, the nominees will be subject to fiduciary duties to the stockholders, and the foregoing plans and intentions could change based on the facts and circumstances presented to the nominees as directors.

         IT IS IMPORTANT THAT YOUR VOTE BE COUNTED. PLEASE VOTE NOW FOR THE PROPOSED SLATE OF DIRECTORS NOMINATED BY US. YOUR VOTE IS CRITICAL TO THE CONTINUED VIABILITY AND SUCCESS OF THE COMPANY.


                              ELECTION OF DIRECTORS

         Four directors will be elected at the Annual Meeting. We oppose the election of three of the individuals nominated by the Board of Directors - Max Munn, Roger Lourie and Richard Josephberg - and are presenting to the stockholders three individuals for election - Carl F.

McWilliams, Charles M. Egan and Kinsey C. Craichy. In addition, we do not oppose the re-election of James G. Bloise, who is the fourth Board of Directors nominee.

         As mentioned above, the election of each nominee for director requires the affirmative vote of a plurality of the shares of Class A Common Stock and Class B Common Stock, voting as a single class, present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. If the proxy is executed in such manner as not to withhold authority for the election of any or all of the nominees for directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the three nominees named below. Because we are only presenting three nominees to the Company's stockholders, the returned proxy card will also grant the authority to vote for a fourth nominee, who will have been presented by the Company's Board of Directors. If the proxy indicates that the stockholder wishes to withhold a vote from one or more nominees for director, such instructions will be followed by the persons named in the proxy.

         Each of our nominees has consented to being named in this Proxy Statement and has agreed to serve if elected. We have no reason to believe that any of the nominees will be unable or unwilling to serve. There are no current arrangements between any nominee and any other person pursuant to which a nominee was selected.

         The following biographical information discloses each nominee's age and business experience:

         Kinsey C. Craichy (age 37). Mr. Craichy has served as Chairman and Chief Executive Officer of VitalCast.com, Inc. ("VitalCast"), an Internet health company, since June 1999. Mr. Craichy conceived and founded VitalCast, a Web-based and multi-media site dedicated to Integrative and Alternative Medicine in January 1999. From October 1991 to September 1996, Mr. Craichy served as President and Chief Executive Officer of Arzco Medical Systems, Inc., now known as CardioCommand, Inc. ("CardioCommand"), a medical device company. In 1991, CardioCommand was subject to stockholder lawsuits and was considering commencing bankruptcy proceedings. By 1996, Mr. Craichy had restructured the company by hiring management experienced in the industry, raising capital for future growth and coordinating acquisitions of certain of CardioCommand's competitors. Mr. Craichy also served as Chairman of CardioCommand from October 1991 to December 1998, and continues to serve as a Director of CardioCommand. Since 1987, Mr. Craichy has also been President of KCC International, Inc., a corporate finance and strategic consulting firm. Mr. Craichy has many years of corporate development experience with small to medium sized public and private companies, serving in various capacities as Founder, CEO, Director, investor, strategist and consultant, and currently serves as Chairman of the Tampa Bay Chapter of the Council of Growing Companies, a national CEO organization.

         Charles M. Egan (age 64). Mr. Egan is Vice Chairman and Director of Cort Business Services Corporation ("CORT"), a national furniture rental company. He had served as Chairman and Director of CORT from September 1993 until March 2000, having been with CORT since the acquisition of General Furniture Leasing Company in September 1993. Mr. Egan joined General Furniture Leasing Company in 1989 and became its President and Chief

Executive Officer in 1992. From 1985 to 1989, Mr. Egan was Executive Vice President of Mohasco Corporation, and was responsible for its furniture manufacturing companies. Mr. Egan was President of CORT from 1980 to 1985. A national company with sales of approximately $350 million, CORT became a part of Berkshire Hathaway, Inc. in the first quarter of 2000.

         Carl F. McWilliams (age 41). Mr. McWilliams has served as President of MHI, an interior merchandising company providing sale and lease packages of model furnishings to builders and developers, since 1995. Mr. McWilliams served as Controller of MHI from 1983 to 1986, and as Vice President of MHI from 1986 to 1995. MHI is a wholly-owned subsidiary of the Company, which acquired MHI in February 1999. In business since 1980, MHI realizes sales of approximately $13 million from its operations in the United States, east of the Mississippi River.

         WE RECOMMEND THAT THE COMPANY'S STOCKHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.

         None of these nominees is a current director or executive officer of the Company, and no family relationships exist between any of our nominees and any of the Company's directors or executive officers.

         According to the Company's filings with the SEC, directors receive annual cash compensation of $30,000, paid quarterly, for their services to the Company as directors, and are reimbursed for any expenses actually incurred in connection with attending meetings of the Board of Directors. In addition, the Company's 1994 Director Stock Option and Appreciation Rights Plan provides for an annual grant of options to each director to purchase 10,000 shares of Class A Common Stock at fair market value at date of grant. Options are granted to directors as of the second Monday in May of each year.

                       CERTAIN INFORMATION WITH RESPECT TO
                    THE BRODERICK COMMITTEE AND THE NOMINEES

The Broderick Committee

         The following table sets forth certain information with respect to each of us.

Name                                     Occupation                             Business Address
----                                     ----------                             ----------------
Jerry L. Bashore                         Vice President - Sales                 10120 Bacon Drive
                                         Model Home Interiors, Inc.             Beltsville, Maryland  20705

Charles R. Broderick, III                President                              2920 Dede Road
                                         The Bees Distributing Co.              Firksburg, Maryland  21048
                                         (wholesale beer distribution)

William F. Carroll                       Executive Vice President               10120 Bacon Drive
                                         Model Home Interiors, Inc.             Beltsville, Maryland  20705

Carl F. McWilliams                       President                              10120 Bacon Drive
                                         Model Home Interiors, Inc.             Beltsville, Maryland  20705

         Charles R. Broderick, III and Carl F. McWilliams are brothers-in-law.

Voting Agreement and Security Ownership

         On November 22, 2000, each of us entered into a Voting Agreement (the "Voting Agreement") with respect to the shares of Class A Common Stock that we own. Under the Voting Agreement, we agreed to vote our shares at the Annual Meeting in favor of our three nominees, as described above, and in the same manner with respect to any extraordinary corporate transaction, any change in the management or Board of Directors of the Company, any material change in the present capitalization or dividend policy of the Company, any amendment to the Company's Articles of Incorporation or Bylaws or other proposal or transaction that changes in any manner the voting rights of any class of the Company's capital stock and any other material change in the Company's corporate structure or business.

         The following table sets forth, as of the Record Date, certain information with respect to beneficial ownership of shares of Class A Common Stock by each of us and by each of our nominees to the Board of Directors. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time. Unless otherwise indicated, we hold all shares disclosed in the table in our own names. We do not own shares of any other class of the Company's equity.

                                                    Amount and Nature of
Name                                                Beneficial Ownership                 Percent of Class (%)
----                                                --------------------                 --------------------
Jerry L. Bashore                                           700,695                              1.36
Charles R. Broderick, III                                  700,695                              1.36
William F. Carroll                                         700,695                              1.36
Carl F. McWilliams*                                        701,855 (1)                          1.36

The Broderick Committee as a
  group (four persons)                                   2,803,940                              5.44

Kinsey C. Craichy*  (2)                                     75,000                               **
Charles M. Egan*  (3)                                           --                               --

_______________________
*   Nominee to the Board of Directors.
** Percentage of ownership is less than one percent of the outstanding shares of Class A Common Stock.

(1) Amount disclosed includes 1,160 shares of Class A Common Stock beneficially owned by Mr. McWilliams' spouse through her broker. Mr. McWilliams disclaims any beneficial ownership with respect to these 1,160 shares, which are not subject to the Voting Agreement.
(2) Mr. Craichy's business address is P.O. Box 1038, Tampa, Florida 33601.
(3) Mr. Egan's business address is 11250 Waples Mill Lane, Suite 500, Fairfax, Virginia 22030.


Acquisition of Model Home Interiors, Inc. by the Company

         As disclosed above, each of us is a former stockholder of MHI, including Carl F. McWilliams, who is being presented as a nominee to the Board of Directors at the Annual Meeting and is currently President of MHI. As former stockholders of MHI, each of us has received, and is entitled to receive in the future, payments from the Company in connection with the Company's acquisition of MHI, as described below.

         On February 26, 1999, the Company acquired MHI pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated December 31, 1998 by and among the Company, MHI Acquisition Corp. and MHI. The purchase price that the Company paid to the former stockholders of MHI consisted of (a) $2,000,000 in cash payable at closing, (b) promissory notes of the Company in the aggregate principal amount of $230,766 delivered at closing to extinguish obligations of MHI to certain of its former stockholders and (c) shares of Class A Common Stock with a fair market value of $2,300,000 payable on the 18th month anniversary of the closing, as described below. Each of us received his pro rata portion of cash at closing.

         Pursuant to the Merger Agreement, the Company also agreed to issue to the former stockholders of MHI shares of Class A Common Stock with a maximum fair market value of $2,000,000 (the "Earnout Shares") upon the attainment of certain earnings goals by MHI. The amount of Earnout Shares, if any, issued to the former stockholders of MHI is being determined by the earnings of MHI for the fiscal years ending on December 31, 1999, 2000 and 2001. The Earnout Shares would be held in escrow together with the shares of Class A Common Stock that would be payable on the 18th month anniversary of the closing.

         At the time of closing, the Company deposited into escrow 1,056,342 shares of Class A Common Stock to secure the Company's obligation to deliver the shares of Class A Common Stock payable on the 18th month anniversary of the closing and to secure payment of the promissory notes. If the value of the shares of Class A Common Stock held in escrow were to fall below $1,840,000 based on any 10 day-average of the closing sales price for such shares, the Company would be required to deposit additional shares into the escrow. Accordingly, on October 26, 1999, August 5, 2000, and August 25, 2000, the Company deposited 665,000, 968,271 and 2,162,837 additional shares of Class A Common Stock, respectively, into escrow.

         During the first year following the acquisition of MHI, MHI achieved certain earnings threshold criteria established at the time of the transaction. Accordingly, on March 21, 2000, the Company released 763,561 Earnout Shares valued at $644,000 (based on a price of $0.84373 per share as of December 31, 1999), to the former stockholders of MHI. We acquired shares of Class A Common Stock at that time as follows:

              Name                                 Number of Shares
              ----                                 ----------------

              Jerry L. Bashore                          95,445
              Charles R. Broderick, III                 95,445
              William F. Carroll                        95,445
              Carl F. McWilliams                        95,445

         Based on the 10 day-average of the closing price of shares of Class A Common Stock on August 28, 2000, the former stockholders of MHI were entitled to 4,842,003 shares of Class A Common Stock on the 18th month anniversary of the closing. On August 28, 2000, there were currently only 4,088,889 such shares being held in escrow to satisfy the Company's obligation.

         Due to a decrease in the price of the shares of Class A Common Stock, on September 15, 2000, the Company deposited 753,114 shares of Class A Common Stock into the escrow account. On October 27, 2000, the Company released an aggregate of 4,842,003 shares of Class A Common Stock (based on a price of $0.22 per share as of October 31, 2000) from the escrow as the payment of shares of Class A Common Stock on the 18th month anniversary of the closing. We acquired shares of Class A Common Stock at that time as follows:

              Name                                 Number of Shares
              ----                                 ----------------

              Jerry L. Bashore                          605,250
              Charles R. Broderick, III                 605,250
              William F. Carroll                        605,250
              Carl F. McWilliams                        605,250

         On November 3, 2000, the Company deposited an additional 2,419,100 shares of Class A Common Stock into the escrow account to secure future earnout obligations owed to the former stockholders of MHI. Pursuant to the terms of the escrow agreement, Mr. McWilliams, as the representative of all individuals who are eligible to receive the Earnout Shares, has the authority to vote all such additional shares of Class A Common Stock, but has no other power with respect to such shares. While we expect to receive Earnout Shares in the future, there is no certainty at this time as to the exact number of shares, if any, that the Company will distribute to us, as determined by the earnings of MHI for the fiscal years ending December 31, 2000 and 2001.

Employment Agreements

         As a condition to the obligations of MHI under the Merger Agreement, each of Jerry L. Bashore, William F. Carroll, and Carl F. McWilliams entered into employment agreements with MHI as of February 26, 1999.

         Mr. Bashore's employment agreement provides for him to serve as Vice President - Sales of MHI and provides for an annual base salary of $40,000 and payment of commissions. He received $58,651 in commissions for 1999 and expects to receive approximately $90,000 in commissions for 2000. Mr. Bashore's employment agreement also provides for an annual bonus based on MHI's annual net income, plus federal and state income tax expense and interest expense and less any interest income. The bonus payment, which is payable in cash or in shares of Class A Common Stock, is equal to two percent of such net income amount, if total salary and commissions for the year are less than $85,000, or one percent of such net income amount, if total salary and commissions for the year are greater than or equal to $85,000 and less than or equal to $100,000. He is not entitled to a bonus if total salary and commissions for the year are greater than $100,000. Mr. Bashore did not receive a bonus for 1999 and does not expect to receive a bonus for 2000.


         Mr. Carroll's employment agreement provides for him to serve as Executive Vice President of MHI and provides for a base salary of $76,000 and payment of commissions. He received $15,157 in commissions for 1999 and expects to receive approximately $40,000 in commissions for 2000. Mr. Carroll's employment agreement also provides for an annual bonus on the same terms as Mr. Bashore's employment agreement. Mr. Carroll received a bonus of $11,126 for 1999, but does not expect to receive a bonus for 2000.


         Mr. McWilliams' employment agreement provides for him to serve as President of MHI and provides for a base salary of $78,000. Mr. McWilliams' employment agreement also provides for an annual bonus based on MHI's annual net income, plus federal and state income tax expense and interest expense and less any interest income. The bonus payment, which is payable in cash or in shares of Class A Common Stock, is equal to two percent of such net income amount. Mr. McWilliams received a bonus of $22,812 for 1999 and expects to receive a bonus of approximately $40,000 for 2000.


         All of the employment agreements described above have the following terms and conditions. Each agreement is for a term of three years. The Company may terminate the agreement with or without cause. If the employee is terminated without cause, the employee will be entitled to receive severance pay equal to the employee's annual salary in effect at the time for the lesser of the remaining term of the agreement or one year. If the employee is terminated for any other reason, the employee will be entitled to receive his salary through the date of termination.

         The employment agreements also contain certain nondisclosure, nonsolicitation and noncompetition provisions. Each employee has agreed not to disclose any confidential information relating to MHI's business. In addition, each employee has agreed not to solicit any of MHI's customers or hire any of its employees during the term of the agreement and for a period of three years thereafter. Finally, each employee has agreed not to compete in any manner with MHI during the term of the agreement and for a period ranging from one to three years thereafter.


                             ADDITIONAL INFORMATION

         We have retained Corporate Investor Communications, Inc. ("CIC") for solicitation and advisory services in connection with this solicitation. Under the agreement with CIC, CIC will receive a fee of at least $45,000, plus reimbursement for its reasonable out-of-pocket expenses. We have agreed to indemnify CIC against certain liabilities and expenses. CIC may employ up to 25 people in connection with the solicitation of proxies for the Annual Meeting. Proxies will be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. We also intend, without compensation, to solicit proxies by telephone, by mail, or in person.

         We are bearing the costs of this solicitation. The total expenditures to date in preparation for the solicitation of stockholders are approximately $50,000. The total expenditures for this solicitation are expected to be approximately $250,000. To the extent permitted by applicable law, we intend to seek reimbursement from the Company for reasonable expenses in connection with this solicitation, but do not expect to submit the matter to a vote of stockholders, unless required by law.

         The Company's main offices are located at 320 Washington Street, Mount Vernon, New York 10553. We refer you to the Company's proxy materials, which you should have received, for additional information concerning the Company's stock, beneficial ownership of the stock by, and other information concerning, the Company's Board of Directors and management, the principal holders of the stock and the procedures for submitting stockholder proposals for consideration at the Company's 2001 Annual Meeting. You can also access the Company's proxy materials through the SEC's Internet site at www.sec.gov, which contains reports, proxy and information statements and other information regarding publicly reporting companies, including the Company.

         We are not aware of any matters other than those described in this Proxy Statement that may be presented for action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting, the persons named in the enclosed proxy card may possess discretionary authority to vote in accordance with their best judgment with respect to such other matters.

         TIME IS SHORT. PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE TODAY. WE RECOMMEND THAT THE COMPANY'S STOCKHOLDERS VOTE FOR THE NOMINEES SET FORTH IN THE ENCLOSED GOLD PROXY CARD.

         If you have any questions or need assistance in voting your shares, please call Corporate Investor Communications, Inc. at a special toll free number (866) 875 - 6642.


December __, 2000                                 The Broderick Committee

                                                  Jerry L. Bashore
                                                  Charles R. Broderick, III
                                                  William F. Carroll
                                                  Carl F. McWilliams

                           [PRELIMINARY FORM OF PROXY]

                                 INTERIORS, INC.

              PROXY SOLICITED ON BEHALF OF THE BRODERICK COMMITTEE


         The undersigned hereby (i) revokes any and all prior proxies in connection with or related to the matters set forth below and (ii) appoints Charles R. Broderick, III and Carl McWilliams, jointly and severally, proxies, with full power to act alone, and with full power of substitution, to represent the undersigned and to vote, as designated below and upon any and all other matters, for which the discretionary authority of the proxies is permitted, that may properly be brought before the Annual Meeting of Stockholders of Interiors, Inc. to be held on December 15, 2000 or at any adjournment or postponement thereof (the "Annual Meeting"), all shares of Class A Common Stock of Interiors, Inc. that the undersigned would be entitled to vote at the Annual Meeting, for the following purposes:


         1.     To elect as directors three persons as set forth below.

                (  )  FOR the three nominees proposed by      (  )  WITHHOLD AUTHORITY to vote
                      The Broderick Committee listed                for the three nominees listed below
                      below (except as written on the line
                      below)
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                                Kinsey C. Craichy
                                 Charles M. Egan
                               Carl F. McWilliams

                  _____________________________________________

                NOTE: The Board of  Directors  of  Interiors,  Inc. is proposing four nominees for the four positions of the Board of Directors for which elections are being held at the Annual
                      Meeting. The Broderick Committee, however, is proposing only three nominees. As a result, one position, and any other position that is not filled with one of The
                      Broderick Committee's nominees, will be filled by a Board of Directors nominee.


                      There  can  be no  assurance  that  any of  the  Board  of
                      Directors nominees will serve on the Board of Directors if
                      he  is  elected  with  The  Broderick   Committee's  three
                      nominees.  To the  extent  that  the  Board  of  Directors nominee  consequently resigns from the Board of Directors, the three Broderick  Committee nominees expect to fill the resulting  vacancy  with an  individual  who shares  their views with respect to the future of  Interiors,  Inc.,  as expressed in the Proxy  Statement  that  accompanies  this
                      Proxy.  No  current  arrangement  exists  with  respect to filling such a vacancy.


         2. To ratify the appointment of Arthur Andersen LLP as independent auditors for Interiors, Inc.

               (  ) FOR                (  ) AGAINST             (  ) ABSTAIN

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         3.    To approve a one-for-ten  reverse stock split of the  outstanding common  stock of  Interiors,  Inc.  without  any  decrease in the number of authorized shares of common stock.

               (  ) FOR                (  ) AGAINST             (  ) ABSTAIN

         4. The proxies are authorized to vote upon any other business, for which the discretionary authority of the proxies is permitted, that may properly come before the meeting, or any adjournment thereof.


         THIS  PROXY,  WHEN  PROPERLY  EXECUTED,  WILL BE  VOTED  IN THE  MANNER
DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE
VOTED (1) FOR ALL THREE  NOMINEES  LISTED  IN ITEM 1 AND A FOURTH  NOMINEE,  (2)
ABSTAIN FROM ITEM 2, AND (3) AGAINST ITEM 3.



____________________________________        ____________________________________
           Printed Name                                   Signature


                                            ____________________________________
                                                          Signature

          [INSERT LABEL]                    Dated: ___/___/00

                                            (If signing as Attorney,
                                            Administrator, Executor, Guardian or
                                            Trustee, please add your title as
                                            such.)

                   PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY